Burning Rock Biotech Limited

September 28, 2022

VIA EDGAR

Christine Westbrook

Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited (CIK No. 0001792267)

Registration Statement on Form F-3 (File No: 333- 264577)

Dear Ms. Westbrook and Ms. Murphy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Burning Rock Biotech Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Form F-3”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Standard Time on September 30, 2022 or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the proposed public offering of securities pursuant to the Form F-3.

Thank you for your assistance in this matter.

Very truly yours,

Burning Rock Biotech Limited

By:	/s/ Leo Li
Name: Leo Li
Title: Chief Financial Officer